SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2012

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

First Nine Months 2012

Earnings Release

29 November 2012

01

Earnings Release

Lisbon, Portugal, 29 November 2012

In 9M12, operating revenues amounted to Euro 4,984 million, while EBITDA stood at Euro 1,729 million. EBITDA margin reached 34.7% underpinned by the solid margin of the Portuguese telecommunications businesses, which stood at 44.9%. Revenues in the Portuguese telecommunications businesses stood at Euro 682 million in 3Q12 (-6.7% y.o.y). Excluding regulation effects, revenues in the Portuguese telecommunications businesses would have declined by 5.4% y.o.y in 3Q12 (-5.5% y.o.y in 2Q12). Net income reached Euro 189 million and basic earnings per share stood at Euro 0.22. In 9M12, capex amounted to Euro 890 million, equivalent to 17.9% of revenues, while capex from Portuguese telecommunications businesses stood at Euro 370 million, down by 7.5% y.o.y, reflecting the investments, occurred in previous years, in future proof technologies and networks. In 9M12, EBITDA minus capex reached Euro 839 million, while EBITDA minus capex of the Portuguese telecommunications businesses amounted to Euro 546 million. In 9M12, operating cash flow stood at Euro 617 million, while free cash flow stood at negative Euro 264 million (positive Euro 95 million in 3Q12), impacted by: (1) a lower operating cash flow, as working capital investment tends to be higher in the first half of each year as a result of the payment of capex incurred in the fourth quarter and certain annual payments in Brazil that occur in the first and second quarters of each year, and (2) the higher level of interest payments in the first half of the year compared to the second half. In 9M12, operating cash flow excluding Brazilian assets stood at Euro 416 million, while free cash flow stood at Euro 178 million (Euro 123 million in 3Q12). As at 30 September 2012, excluding the proportional consolidation of Oi and Contax, net debt adjusted for tax effect in relation to the transfer of the regulated pension plans to the Portuguese State, amounted to Euro 4,591 million. In 9M12, cost of net debt, excluding the proportional consolidation of Oi and Contax, reached 4.2% and cost of gross debt stood at 4.4%. At the end of September 2012, PT’s liquidity, excluding Oi and Contax, stood at Euro 3,207 million (Euro 3,957 million including the Eurobond issued in October 2012). PT is fully funded up to July 2016.

Consolidated financial highlights (1)						Euro million

	3Q12	3Q11	y.o.y		9M12	9M11	y.o.y
Operating revenues	1,639.2	1,747.0	(6.2)%		4,983.9	4,415.8	12.9%
Operating costs (2)	1,051.5	1,092.8	(3.8)%		3,255.1	2,761.8	17.9%
EBITDA (3)	587.8	654.2	(10.2)%		1,728.8	1,654.0	4.5%
Income from operations (4)	219.6	275.4	(20.2)%		648.4	669.3	(3.1)%
Net income	63.7	89.4	(28.8)%		188.9	301.5	(37.3)%
Capex	368.1	285.8	28.8%		890.2	703.8	26.5%
Capex as % of revenues (%)	22.5	16.4	6.1	pp	17.9	15.9	1.9	pp
EBITDA minus Capex	219.7	368.5	(40.4)%		838.6	950.3	(11.7)%
Operating cash flow	329.7	369.0	(10.6)%		616.5	893.8	(31.0)%
Free cash flow (5)	95.0	180.9	(47.5)%		(263.7)	497.7	n.m.
Adjusted net debt (6)	7,538.5	6,314.5	19.4%		7,538.5	6,314.5	19.4%
Adjusted net debt exc. Oi and Contax (6)	4,590.5	4,150.5	10.6%		4,590.5	4,150.5	10.6%
After-tax unfunded PRB obligations	615.7	658.4	(6.5)%		615.7	658.4	(6.5)%
EBITDA margin (%) (7)	35.9	37.4	(1.6	)pp	34.7	37.5	(2.8	)pp
Adjusted net debt / EBITDA (x) (6)	3.3	2.5	0.8	x	3.3	2.5	0.8	x
Basic earnings per share	0.07	0.10	(29.7)%		0.22	0.35	(38.1)%
Diluted earnings per share (8)	0.06	0.10	(46.0)%		0.22	0.34	(37.5)%

(1) Following PT’s strategic investment in Oi and Contax on 28 March 2011, PT proportionally consolidated the net income and cash-flows of these investments as from 1 April 2011. (2) Operating costs = wages and salaries + direct costs + commercial costs + other operating costs.  (3) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (4) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs (gains). (5) This caption excludes the cash out-flow related to the investments in Oi and Contax (Euro 3,728 million in 1Q11). (6) Net debt was adjusted for the tax effect on pension debt due to the Portuguese State, including Euro 113 million related to the 2011 contribution which was accounted for as tax losses carried forward. As at 30 September 2012, net debt was adjusted for the receivable by Telefónica following Vivo transaction, amounting to Euro 2 billion, received in October 2011. (7) EBITDA margin = EBITDA / operating revenues. (8) Earnings per share computed using net income excluding the costs associated with the convertible bonds divided by the diluted number of shares.

02

Financial Review

Income Statement

Consolidated income statement (1)					Euro million

	3Q12	3Q11	y.o.y	9M12	9M11	y.o.y
Operating revenues	1,639.2	1,747.0	(6.2)%	4,983.9	4,415.8	12.9%
Portugal (2)	681.8	731.0	(6.7)%	2,040.2	2,173.6	(6.1)%
Residential	178.6	171.5	4.1%	534.0	510.5	4.6%
Personal	177.6	199.9	(11.2)%	517.2	574.8	(10.0)%
Enterprise	218.4	238.3	(8.4)%	670.6	737.0	(9.0)%
Wholesale, other and eliminations	107.3	121.3	(11.6)%	318.3	351.3	(9.4)%
Brazil • Oi	753.4	801.4	(6.0)%	2,295.5	1,633.7	40.5%
Other and eliminations	204.0	214.6	(4.9)%	648.2	608.5	6.5%
Operating costs (3)	1,051.5	1,092.8	(3.8)%	3,255.1	2,761.8	17.9%
Wages and salaries	264.9	284.0	(6.7)%	831.1	743.3	11.8%
Direct costs	268.0	299.3	(10.5)%	828.3	716.2	15.7%
Commercial costs	148.6	140.7	5.7%	413.4	351.4	17.6%
Other operating costs	369.9	368.9	0.3%	1,182.3	950.9	24.3%
EBITDA (4)	587.8	654.2	(10.2)%	1,728.8	1,654.0	4.5%
Post retirement benefits	13.9	14.3	(2.6)%	42.7	40.6	5.1%
Depreciation and amortisation	354.2	364.6	(2.8)%	1,037.7	944.1	9.9%
Income from operations (5)	219.6	275.4	(20.2)%	648.4	669.3	(3.1)%
Other expenses (income)	9.4	11.8	(20.4)%	(4.9)	24.3	n.m.
Curtailment costs, net	1.1	0.8	42.0%	1.9	6.3	(69.3)%
Net losses (gains) on disposal of fixed assets	(0.0)	0.1	n.m.	2.1	(0.0)	n.m.
Net other costs (gains)	8.3	10.9	(23.7)%	(8.9)	18.0	n.m.
Income before financ. & inc. taxes	210.3	263.6	(20.2)%	653.3	645.0	1.3%
Financial expenses (income)	89.5	88.6	0.9%	277.0	116.9	137.0%
Net interest expenses (income)	132.7	118.2	12.3%	368.6	199.4	84.8%
Equity in earnings of affiliates, net	(64.8)	(46.6)	39.1%	(160.4)	(169.1)	(5.1)%
Net other financial losses (gains)	21.7	17.1	26.8%	68.8	86.5	(20.5)%
Income before income taxes	120.8	174.9	(31.0)%	376.3	528.2	(28.8)%
Provision for income taxes	(27.1)	(47.7)	(43.2)%	(115.7)	(143.9)	(19.6)%
Income before non-controlling interests	93.7	127.2	(26.4)%	260.6	384.3	(32.2)%
Losses (income) attributable to non-controlling interests	(30.0)	(37.8)	(20.5)%	(71.7)	(82.8)	(13.4)%
Consolidated net income	63.7	89.4	(28.8)%	188.9	301.5	(37.3)%

(1) Following PT’s strategic investment in Oi and Contax on 28 March 2011, PT proportionally consolidated the earnings of these businesses as from 1 April 2011. (2) Businesses in Portugal include wireline and TMN. This caption includes the impact of the decline in regulated mobile termination rates (MTRs). (3) Operating costs = wages and salaries + direct costs + commercial costs + other operating costs. (4) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (5) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + other costs (gains).

In 9M12, consolidated operating revenues increased by Euro 568 million to Euro 4,984 million (+12.9% y.o.y). This increase is primarily related to the impact of the proportional consolidation of Oi and Contax in 1Q12, as the earnings of these businesses were proportionally consolidated as from 1 April 2011, and is partially offset by the contribution of Dedic/GPTI in 1H11, as this business was fully consolidated up to 30 June 2011 and then integrated in Contax following the completion of the exchange of PT’s interest in this business for an addition stake in Contax. Excluding the impact of these changes in the consolidation perimeter, amounting to Euro 802 million, and also the impact of the depreciation of the Brazilian Real against the Euro (Euro 178 million), consolidated operating revenues would have decreased by only 1.3% y.o.y to Euro 4,226 million in 9M12. This decrease was the result of revenue decline in Portuguese telecommunications businesses (Euro 133 million), notwithstanding a higher contribution from Oi (Euro 27 million) and revenue growth in international operations, namely Contax (Euro 10 million), MTC in Namibia (Euro 16 million), Timor Telecom (Euro 7 million) and CVT in Cape Verde (Euro 2 million).

In 9M12, revenues from Portuguese telecommunications businesses decreased by 6.1% y.o.y (Euro 133 million), primarily due to: (1) revenue decline in the Enterprise customer segment (Euro 66 million, -9.0% y.o.y), impacted by strong cost cutting initiatives by public administration and large corporates, a significant reduction in investments in new projects by the public administration and pricing and consumption pressure on both SME and large corporates, and (2) the decline in the Personal customer segment (Euro 58 million), as a result of lower customer revenues (Euro 43 million), reflecting challenging and deteriorating economic conditions and pricing pressure, due to an aggressive competitive environment, namely in voice and wireless broadband, and lower interconnection revenues (Euro 14 million) following the regulated tariff declines, that declined to Euro 2.77 cents as from 7 May 2012, to Euro 2.27 cents as from 30 June 2012 and to Euro 1.77 cents as from 30 September. The total direct impact of regulation in revenues amounted to Euro 23 million in 9M12, including declining MTRs and roaming prices. Excluding the impact of regulation, revenues in Portuguese telecommunications businesses would have declined by 5.1% y.o.y. These negative effects were partially offset by an increase in revenues from Residential customer segment, from Euro 510 million in 9M11 to Euro 534 million in 9M12 (+4.6% y.o.y). This solid growth was achieved on the back of the continued strong performance of Meo triple-play offer (voice, broadband and pay-TV) and benefiting from a relentless effort to transform PT’s residential service offering from a legacy fixed telephone to a triple play offering, which is highly differentiated and more competitive and also more resilient to unfavourable economic conditions. In 9M12, non-voice revenues in Portugal represented 50.8% of service revenues, having grown 4.7pp y.o.y. The transformation of PT’s portfolio of products and services offered to its customers and the associated changes in the revenue mix is making its performance more resilient and predictable. Other revenues in the Portuguese telecommunications businesses, including wholesale, decreased by 9.4% y.o.y (Euro 33 million), as a result of lower accesses and traffic revenues and revenue decline in public phones (Euro 2 million) and in the directories business (Euro 9 million). As at 30 September 2012, PT had a financial investment of 25% in the directories business, which was managed by Truvo.

In 9M12, Oi’s revenues stood at Euro 2,296 million (R$ 5,637 million) compared to Euro 1,634 million in 9M11. This increase reflects the effect of the proportional consolidation in 1Q12 (Euro 788 million), partially offset by the impact of the depreciation of the Brazilian Real against the Euro (Euro 154 million). Adjusting for these effects, the contribution of Oi to PT’s consolidated operating revenues in 9M12 would have increased by Euro 27 million as compared to 9M11, to Euro 1,661 million. This performance was explained by an increase in sales and other operating revenues (Euro 63 million), partially offset by lower service revenues (Euro 36 million). The decrease in service revenues is primarily explained by the impact of lower residential revenues, due to lower fixed voice revenues and notwithstanding the positive contribute of broadband and pay-TV revenues in the last couple of quarters, partially offset by an increase in personal mobility revenues, on the back of higher revenues from monthly fees, underpinned by postpaid customer growth, increased traffic revenues and higher revenues from 3G services. Oi’s revenues were proportionally consolidated as from 1 April 2011, based on the 25.6% direct and indirect stake that PT owns in Telemar Participações, the controlling shareholder of the Oi Group.

Other revenues, including intra-group eliminations, increased by 6.5% y.o.y in 9M12 to Euro 648 million, including the impact of the proportional consolidation of Contax in 1Q12 (Euro 148 million), that was proportionally consolidated as from 1 April 2011, partially offset by the contribution of Dedic/GPTI business in 1H11 (Euro 134 million), that was fully consolidated up to 30 June 2011 and integrated in Contax as from 1 July 2011. Excluding the impact of these changes in the consolidation perimeter, other revenues would have increased by Euro 25 million, reflecting the increases of 21.3% y.o.y and 13.8% y.o.y at Timor Telecom and MTC, respectively.

The contribution from fully and proportionally consolidated international assets to operating revenues stood at 58.5% in 9M12, while Brazil accounted for 53.4%.

In 9M12, EBITDA increased by Euro 75 million to Euro 1,729 million (+4.5% y.o.y). This increase is mainly explained by the impact of the proportional consolidation of Oi and Contax in 1Q12, as the earnings of these businesses were proportionally consolidated as from 1 April 2011, partially offset by the contribution of Dedic/GPTI in 1H11, as this business was fully consolidated up to 30 June 2011 and then integrated in Contax following the completion of the exchange of PT’s interest in this business for an addition stake in Contax. Excluding the impact of these changes in the consolidation perimeter (Euro 240 million) and also the impact of the depreciation of the Brazilian Real against the Euro (Euro 49 million), EBITDA would have decreased by 7.0% y.o.y to Euro 1,537 million in 9M12. EBITDA performance in the period was impacted by: (1) a lower contribution from Portuguese telecommunications businesses (Euro 77 million) as a result of revenue decline (Euro 133 million), notwithstanding a 4.8% y.o.y reduction in operating costs excluding D&A and PRBs following the continued focus on cost cutting and the improvement in gross margin from the residential segment in 9M12, and (2) a lower contribution from Oi (Euro 56 million), reflecting mainly lower service revenues and higher third party services, partially offset by an increase in other operating revenues and sales. These effects were partially offset by a higher contribution from other international operations.

EBITDA by business segment (1)	Euro million

	3Q12	3Q11	y.o.y		9M12	9M11	y.o.y
Portugal	300.9	329.9	(8.8)%		916.0	992.9	(7.7)%
Brazil • Oi	236.6	277.7	(14.8)%		687.0	562.3	22.2%
Other	50.3	46.7	7.8%		125.8	98.9	27.2%
EBITDA	587.8	654.2	(10.2)%		1,728.8	1,654.0	4.5%
EBITDA margin (%)	35.9	37.4	(1.6	)pp	34.7	37.5	(2.8	)pp

(1) EBITDA = income from operations + post retirement benefits + depreciation and amortisation.

EBITDA from Portuguese telecommunications businesses amounted to Euro 916 million in 9M12 (-7.7% y.o.y), equivalent to a 44.9% margin, as a result of the decline in service revenues (Euro 139 million), which have high operating leverage. Service revenues minus direct costs declined by Euro 122 million, while EBITDA only declined by Euro 77 million, as a result of a resilient focus on cost cutting and profitability of operations. Operating costs decreased by 4.8% y.o.y on the back of: (1) pay-TV having reached critical mass; (2) lower traffic costs at TMN, reflecting the regulated MTR cuts and lower roaming interconnection costs; (3) fibre rollout, which has a superior quality of service leading to lower customer support and network maintenance costs, and (4) lower commercial costs, which more than compensated the growth in cost of goods sold due to higher sales of smartphones.

In 9M12, Oi’s EBITDA reached Euro 687 million (R$ 1,687 million), equivalent to an EBITDA margin of 29.9%, compared to a contribution of Euro 562 million to consolidated EBITDA in 9M11. This increase reflects primarily the effect of the proportional consolidation in 1Q12 (Euro 227 million), partially offset by the impact of the depreciation of the Brazilian Real against the Euro (Euro 46 million). Adjusting for these effects, the contribution of Oi to PT’s consolidated EBITDA in 9M12 would have declined by Euro 56 million compared to 9M11, reflecting the decrease in service revenues and higher third party services costs and notwithstanding an increase in sales and other operating revenues. Oi’s EBITDA was proportionally consolidated as from 1 April 2011, based on the 25.6% direct and indirect stake that PT owns in Telemar Participações, the controlling shareholder of the Oi Group.

Other EBITDA increased by 27.2% y.o.y to Euro 126 million in 9M12 mainly due to: (1) the impact of the proportional consolidation of Contax in 1Q12 (Euro 14 million), and (2) the 26.9% and 7.8% y.o.y growth in Timor Telecom and MTC, respectively.

Fully and proportionally consolidated international assets represented 50.1% of PT’s EBITDA in 9M12. Brazilian businesses accounted for 42.6% of EBITDA in the period and fully consolidated African businesses accounted for 6.0%.

Post retirement benefits costs increased to Euro 43 million in 9M12 from Euro 41 million in 9M11, reflecting primarily the impact of the proportional consolidation of Oi in 1Q12 (Euro 1.5 million), as this business was proportionally consolidated only as from 1 April 2011.

Depreciation and amortisation costs increased by 9.9% y.o.y to Euro 1,038 million in 9M12, an increase of Euro 94 million, reflecting primarily the impact of the proportional consolidation of Oi and Contax in 1Q12 (Euro 161 million). Adjusting for this effect and the contribution of Dedic / GPTI in 1H11, depreciation and amortisation costs would have decreased by 6.3% in 9M12, explained by lower contributions from: (1) the Portuguese telecommunications businesses (Euro 9 million), and (2) Oi (Euro 61 million), including the impact of the depreciation of the Brazilian Real against the Euro (Euro 29 million).

Net other costs (gains) registered a gain of Euro 9 million in 9M12 compared to a cost of Euro 18 million in 9M11, including primarily the net compensation for prior years costs supported by PT with the universal service obligation under the Concession Agreement, partially offset by certain non-recurring provisions and adjustments and also including the impact of the proportional consolidation of Oi and Contax in 1Q12.

Net interest expenses increased to Euro 369 million in 9M12 as compared to Euro 199 million in 9M11, reflecting primarily the impact of the proportional consolidation of Oi, Contax and the Brazilian holding companies in 1Q12 (Euro 66 million), which were proporcionally consolidated only as from 1 April 2011. Adjusting for this effect, net interest expenses would have amounted to Euro 302 million in 9M12, an increase of Euro 103 million compared to 9M11, reflecting: (1) an Euro 51 million interest gain in 1Q11 on the cash deposits in Brazilian Reais that were used to pay the strategic investments in Oi and Contax on 28 March 2011, and (2) a higher contribution from Oi, Contax and the Brazilian holding companies (Euro 36 million), reflecting the impact of the increase in Oi’s average net debt, partially offset by the effect of the depreciation of the Brazilian Real against the Euro. Oi’s net debt increase is mainly explained by the dividend payment in May 2012 and August 2012 and the amounts paid to non-controlling shareholders in April 2012 in connection with the completion of its corporate simplification. The average cost of net debt from Portuguese businesses stood at 4.2% in 9M12, compared to 3.4% in 9M11, an increase mainly explained by the interest gain recorded in 9M11 related to the receivable from Telefónica regarding the disposal of Vivo.

Equity in earnings of affiliates amounted to Euro 160 million in 9M12, as compared to Euro 169 million in 9M11. In 9M11, this caption includes a gain of Euro 38 million related to the disposal of the investment in UOL for a total consideration of Euro 156 million. Adjusting for this effect, equity accounting in earnings of affiliated companies would have increased from Euro 131 million in 9M11 to Euro 160 million in 9M12.

Net other financial losses, which include net foreign currency gains, net losses on financial assets and net other financial expenses, decreased from Euro 87 million in 9M11 to Euro 69 million in 9M12, reflecting primarily higher net foreign currency losses by Portuguese businesses and Oi in 9M11, mainly due to the impact of the depreciation of the US Dollar against the Euro in 9M11 on net assets denominated in US Dollars and the impact of the depreciation of the US Dollar against the Brazilian Real on Oi’s net debt denominated in US Dollars, respectively. Additionally, the impact of the proportional consolidation of Oi, Contax and its controlling shareholders in 1Q12 (Euro 15 million) was offset by the financial taxes incurred in Brazil during 1Q11 (Euro 14 million) in connection with the transfer of funds for the investment in Oi.

Income taxes decreased to Euro 116 million in 9M12, from Euro 144 million in 9M11, corresponding to an effective tax rate of 30.8% and 27.2%, respectively. This reduction primarily reflects the impact of the proportional consolidation of Oi and Contax in 1Q12, amounting to an income tax gain of Euro 13 million, and lower earnings from Portuguese businesses.

Income attributable to non-controlling interests amounted to Euro 72 million in 9M12, including the impact of the proportional consolidation of Oi and Contax (Euro 3 million) in 1Q12. Adjusting for this effect, income attributable to non-controlling interests would have decreased to Euro 68 million in 9M12, compared to Euro 83 million in 9M11, reflecting a lower income attributable to non-controlling interests of Oi (Euro 24 million), as a result of the completion of its corporate simplification in March 2012, partially offset by a higher income attributable to non-controlling interests of the African businesses (Euro 5 million).

Net income amounted to Euro 189 million in 9M12 compared to Euro 301 million in 9M11. This decrease is mainly explained by: (1) the gain of Euro 38 million recorded in 1Q11 related to the completion of the disposal of the investment in UOL, and (2) an increase in interest expenses primarily related to the increase in average net debt in Oi and to Euro 51 million interest gain recorded in 1Q11 on the cash deposits in Brazilian Reais that were used to pay the strategic investments in Oi and Contax on 28 March 2011.

Capex

Capex amounted to Euro 890 million in 9M12, equivalent to 17.9% of revenues and to an increase of Euro 186 million as compared to Euro 704 million in 9M11. This increase is primarily related to the impact of the proportional consolidation of Oi and Contax in 1Q12, partially offset by the contribution of Dedic / GPTI in 1H11, as this business was fully consolidated up to 30 June 2011 and then integrated in Contax. Excluding the impact of these changes in the consolidation perimeter, amounting to Euro 117 million, capex would have increased by 10.0% y.o.y to Euro 764 million in 9M12, as a result of: (1) higher capex from Oi (Euro 80 million), partially offset by the impact of the depreciation of the Brazilian Real against the Euro, and (2) higher contribution from certain international operations, namely MTC (Euro 18 million), reflecting investments in an African submarine cable and 4G network, and CVT (Euro 5 million). These effects were partially offset by a decrease in capex at the Portuguese telecommunications businesses (Euro 30 million), which stood at Euro 370 million in 9M12.

Capex by business segment	Euro million

	3Q12	3Q11	y.o.y		9M12	9M11	y.o.y
Portugal	132.1	149.6	(11.7)%		370.4	400.5	(7.5)%
Brazil • Oi (1)	205.8	106.5	93.2%		423.5	223.2	89.7%
Other	30.2	29.6	1.8%		96.3	80.1	20.2%
Total capex	368.1	285.8	28.8%		890.2	703.8	26.5%
Capex as % of revenues	22.5	16.4	6.1	pp	17.9	15.9	1.9	pp

(1) Oi’s capex excludes the acquisition of 4G licenses in 9M12 for a total amount of R$ 400 million, equivalent to Euro 42 million proportionally consolidated by PT.

Capex from Portuguese telecommunications businesses decreased by 7.5% y.o.y to Euro 370 million in 9M12. Capex performance reflected the strong investments made during the last years, namely in the 2008-2011 period, in the deployment of the FTTH network, in the modernisation of the 2G network already 4G LTE-enabled, and in the reinforcement of 3G and 3.5G networks in terms of coverage and capacity, leading now to a decrease in technology capex, notwithstanding the investments in the deployment of the 4G LTE network. PT has been strengthening its mobile data capabilities and its network quality by leveraging the existing FTTH deployment to boost its mobile network quality and lead the 4G roll-out in the Portuguese market. As from April 2012, PT has a 4G coverage of 80% and aims to increase it to 90% by the end of 2012.

In 9M12, Oi’s capex reached Euro 423 million (R$1,040 million) compared to Euro 223 million in 9M11. This increase reflects primarily the effect of the proportional consolidation of Oi in 1Q12 (Euro 121 million), partially offset by the impact of the depreciation of the Brazilian Real against the Euro (Euro 29 million). Adjusting for these effects, the contribution of Oi to PT’s consolidated capex in 9M12 would have increased by Euro 108 million compared to 9M11, mainly due to the investment in expanding broadband and 3G coverage in 9M12.

In 9M12, other capex increased to Euro 96 million compared to Euro 80 million in 9M11. This performance is primarily explained by: (1) the impact of the proportional consolidation of Contax in 1Q12 (Euro 5 million), and (2) a higher capex at MTC (Euro 17 million), reflecting the investments in the African submarine cable and in 4G deployment.

Cash Flow

Operating cash flow decreased to Euro 617 million in 9M12 from Euro 894 million in 9M11 as a result of a Euro 112 million decrease in EBITDA minus Capex (Euro 67 million excluding Oi and Contax) and an increase of Euro 167 million in working capital investment (Euro 140 million excluding Oi and Contax, reflecting the one-off reduction in the payment cycle to certain suppliers undertaken in 4Q10, leading to a lower investment in working capital in 2011). In 3Q12, both Portuguese telecommunications businesses and Oi registered a significant improvement in working capital investments.

Free cash flow (1)	Euro million

	3Q12	3Q11	y.o.y	9M12	9M11	y.o.y
EBITDA minus Capex	219.7	368.5	(40.4)%	838.6	950.3	(11.7)%
Non-cash items	15.2	39.4	(61.4)%	94.4	93.6	0.9%
Change in working capital	94.8	(38.9)	n.m.	(316.5)	(150.0)	111.0%
Operating cash flow	329.7	369.0	(10.6)%	616.5	893.8	(31.0)%
Interests	(60.9)	(8.6)	n.m.	(339.4)	(160.3)	111.7%
Net reimbursements (contributions) to pension funds	(11.1)	(11.2)	(1.0)%	(32.2)	(20.4)	58.1%
Paym. to pre-retired, suspended employees and other	(45.1)	(46.8)	(3.8)%	(116.3)	(128.2)	(9.3)%
Income taxes	(57.1)	(40.8)	39.8%	(132.7)	(119.5)	11.1%
Dividends received	31.9	0.3	n.m.	57.4	147.0	(60.9)%
Net disposal (acquisition) of financial investments (2)	0.0	12.1	n.m.	0.0	123.6	n.m.
Other cash movements (3)	(92.5)	(92.9)	(0.5)%	(317.1)	(238.3)	33.0%
Free cash flow	95.0	180.9	(47.5)%	(263.7)	497.7	n.m.

(1) Free cash flow excludes the cash out-flow related to the investments in Oi and Contax (Euro 3,728 million in 1Q11). (2) This caption includes the disposal of the investment in UOL in 1Q11 for a total amount of Euro 155.5 million, partially offset by the acquisition of an investment in Allus in 2Q11 for a total amount of Euro 44 million. (3) The increase in this caption reflects mainly the payments of certain legal actions at Oi in 1Q12, partially offset by financial taxes incurred in 1Q11 related to the strategic investment in Oi.

Free cash flow amounted to negative Euro 264 million in 9M12 compared to Euro 498 million in 9M11 adjusted for the cash out-flow related to the acquisition of PT’s investment in Oi and Contax (Euro 3,728 million). This reduction is primarily explained by: (1) a lower operating cash flow (Euro 277 million) as referred to above; (2) the proceeds received in 9M11 from the disposal of the investment in UOL amounting to Euro 156 million; (3) lower dividends received from Unitel (Euro 32 million in 9M12 compared to Euro 126 million in 9M11); (4) an increase in payments regarding legal actions (Euro 50 million), primarily related to the proportional consolidation of Oi, and (5) an increase of Euro 179 million in interest payments, reflecting a higher contribution from Oi, Contax and its controlling shareholders (Euro 55 million), including the impact of its proportional consolidation in 1Q12 (Euro 10 million), and an increase at Portuguese businesses mainly related to the interest received in 1Q11 on the cash deposits in Brazilian Reais used to pay the strategic investments in Oi and Contax. These effects were partially offset by the acquisition of an investment in Allus by Contax in April 2011 (Euro 44 million).

Consolidated Net Debt

Consolidated net debt excluding the proportional consolidation of Oi, Contax and its controlling shareholders and the tax effect on the payments to the Portuguese State in connection with the pensions transaction, amounted to Euro 4,591 million as at 30 September 2012. Total consolidated net debt amounted to Euro 7,765 million as at 30 September 2012, as compared to Euro 6,613 million at the end of December 2011, an increase of Euro 1,152 million, reflecting: (1) dividends paid by PT to its shareholders (Euro 557 million, corresponding to the total shares in issue net of PT’s 20.64 million own shares and of PT’s stake in the shares held by Oi in PT), in relation to the 2011 fiscal year dividend of Euro 65 cents per share, and by its subsidiaries to non-controlling interests (Euro 87 million); (2) the negative free cash flow generated in the period (Euro 264 million); (3) the amounts paid by Oi to non-controlling shareholders in connection with the completion of its corporate simplification process (Euro 296 million); (4) the payment by TMN regarding the LTE license in January 2012 (Euro 83 million), and (5) the acquisition by Oi of PT’s own shares (Euro 23 million). These effects were partially offset by the impact of the depreciation of the Brazilian Real against the Euro, which resulted in a net debt reduction of Euro 168 million.

Change in net debt	Euro million

	3Q12	3Q11	9M12	9M11
Net debt (initial balance)	7,871.7	8,874.9	6,612.8	2,099.8
Less: free cash flow	95.0	180.9	(263.7)	497.7
Acquisition of strategic investment in Oi and Contax	0.0	0.0	0.0	3,727.6
Translation effect on foreign currency debt	(31.2)	(190.6)	(168.4)	(132.4)
Dividends paid by PT	0.0	0.0	556.7	1,117.7
Changes in consolidation perimeter (Oi and Contax)	0.0	0.0	0.0	2,052.5
Oi’s corporate simplification	0.0	0.0	296.1	0.0
Acquisition of own shares by Oi	(2.4)	0.0	23.2	86.8
Other (1)	21.4	37.2	180.3	86.2
Net debt (final balance)	7,764.5	8,540.6	7,764.5	8,540.6
Less: TEF receivable	0.0	2,000.0	0.0	2,000.0
Less: Tax effect on unfunded post retirement benefits obligations (2)	226.1	226.1	226.1	226.1
Adjusted net debt (final balance)	7,538.5	6,314.5	7,538.5	6,314.5
Less: Net debt from Oi and Contax, inc. holding companies	2,947.9	2,164.0	2,947.9	2,164.0
Adjusted net debt exc. Oi and Contax (final balance)	4,590.5	4,150.5	4,590.5	4,150.5
Change in net debt	(107.1)	(334.3)	1,151.7	6,440.8
Change in net debt (%)	(1.4)%	(3.8)%	17.4%	306.7%

(1) This caption includes the payment related to LTE license in Portugal in 1Q12 and the dividends paid by PT’s subsidiaries to non-controlling interests. (2) Tax effect on pension debt due to the Portuguese State including Euro 113 million related to the 2011 contribution, which was accounted for as tax losses carried forward.

As at 30 September 2012, total consolidated gross debt amounted to Euro 11,252 million, of which 76.7% was medium and long-term and Euro 3,694 million relates to the impact of the proportional consolidation of Oi, Contax and its controlling shareholders. Excluding Brazil, gross debt would have amounted to Euro 7,558 million, of which 69.8% was medium and long-term and 76.6% was set at fixed rates.

Excluding the proportional consolidation of Oi and Contax, the amount of cash available plus the undrawn amount of PT’s committed commercial paper lines and facilities totalled Euro 3,207 million at the end of September 2012, which includes Euro 465 million of undrawn committed commercial paper lines and facilities. Including the effect of the Euro 750 million eurobond issued in October 2012, available cash and facilities would amount to Euro 3,957 million. PT is fully funded up to July 2016.

In 9M12, excluding the proportional consolidation of Oi and Contax, PT’s average cost of net debt stood at 4.2%, compared to 3.4% in 9M11, adjusted for the Euro 51 million interest gain on cash deposits related to the strategic investment in Oi. Cost of gross debt, excluding Oi and Contax stood at 4.4% in 9M12, remaining stable when compared to 9M11 and 2011. As at 30 September 2012, the maturity of PT’s net debt, excluding Oi and Contax, was 5.3 years.

Post Retirement Benefits Obligations

As at 30 September 2012, the projected post retirement benefits obligations (PBO) from Portuguese businesses related to pensions and healthcare amounted to Euro 471 million and the market value of assets under management amounted to Euro 372 million, compared to Euro 474 million and Euro 345 million as at 31 December 2011, respectively. In addition, PT had liabilities in the form of salaries due to suspended and pre-retired employees amounting to Euro 722 million as at 30 September 2012, which are not subject to any legal funding requirement.  These monthly salaries are paid directly by PT to the beneficiaries until retirement age. As a result, total gross unfunded obligations from Portuguese businesses amounted to Euro 821 million and after-tax unfunded obligations amounted to Euro 616 million. PT’s post retirement benefits plans for pensions and healthcare in Portugal are closed to new participants. In addition, PT proportionally consolidates Oi’s net post retirement benefit obligations, which amounted to Euro 51 million as at 30 September 2012 and Euro 62 million as at 31 December 2011.

Post retirement benefits obligations	Euro million

	30 September 2012	31 December 2011
Pensions obligations	118.4	121.6
Healthcare obligations	353.1	352.6
PBO of pension and healthcare obligations	471.5	474.1
Market value of funds (1)	(372.2)	(344.7)
Unfunded pensions and healthcare obligations	99.3	129.4
Salaries to suspended and pre-retired employees	721.6	782.5
Gross unfunded obligations from Portuguese businesses	820.9	911.9
After-tax unfunded obligations from Portuguese businesses	615.7	683.9
Gross unfunded obligations at Oi	50.8	61.7
Unrecognised prior years service gains	15.6	16.8
Accrued post retirement benefits	887.3	990.4

(1) The increase in the market value of funds resulted mainly from the positive performance of assets under management amounting to Euro 47.5 million (equivalent to positive 14.1% in 9M12), that more than offset the payments of supplements of Euro 6.7 million and the refund of healthcare expenses (Euro 14.4 million).

Total gross unfunded obligations from Portuguese businesses decreased by Euro 91 million in 9M12 to Euro 821 million as at 30 September 2012, primarily as a result of salary payments to suspended and pre-retired employees, that amounted to Euro 115 million, partially offset by the recognition of post retirement benefit costs and net actuarial losses amounting to Euro 23 million and Euro 2 million, respectively. Unfunded obligations from Oi decreased from Euro 62 million as at 31 December 2011 to Euro 51 million as at 30 September 2012, reflecting primarily a contribution of Euro 10 million made in January 2012 to cover the deficit position of the BrTPREV pension plan.

Change in gross unfunded obligations	Euro million

	9M12	9M11
Gross unfunded obligations (initial balance)	973.7	948.6
Changes in the consolidation perimeter	0.0	52.5
Post retirement benefits costs (PRB) (1)	27.2	26.1
Curtailment cost	1.9	6.3
Net reimbursements (contributions) to pension funds (2)	(12.5)	(4.9)
Salary payments to pre-retired, suspended employees and other	(116.3)	(128.2)
Net actuarial (gains) losses	2.2	33.0
Foreign currency translation adjustments	(4.5)	(4.5)
Gross unfunded obligations (final balance)	871.7	928.9

(1) In 9M12 and 9M11, this caption excludes the service cost related to active employees transferred to the Portuguese State amounting to Euro 16.7 million and Euro 15.7 million, respectively. (2) In 9M12, this caption includes primarily contributions to pension funds made by Oi (Euro 10.4 million) and refunds net of healthcare expenses paid regarding healthcare plans from Portuguese operations (Euro 0.4 million). In 9M11, this caption includes healthcare expenses net of refunds amounting to Euro 2.0 million and termination payments amounting to Euro 2.6 million.

Gross unfunded obligations related to post retirement and healthcare obligations decreased by Euro 102 million to Euro 872 million in 9M12, mainly due to salaries paid to pre-retired and suspended employees and despite an actuarial loss of Euro 35 million related to the estimated impact of the adoption of Dec-Law 85-A/2012, which suspended the early retirement regime during the financial assistance programme to Portugal, resulting in higher payments to pre-retired and suspended employees up to retirement age. This loss was partially compensated by an actuarial gain of Euro 33 million corresponding to the difference between actual (+14.1%) and estimated (+4.5%) return on plan assets, which resulted in a net actuarial loss of Euro 2 million in 9M12.

Equity

Change in shareholders’ equity (excluding non-controlling interests)	Euro million

9M12
Equity before non-controlling interests (initial balance)	2,828.1
Net income	188.9
Net currency translation adjustments	(273.7)
Dividends paid by PT	(371.9)
Net actuarial gains (losses), net of taxes	(1.6)
Other (1)	41.1
Equity before non-controlling interests (final balance)	2,410.8
Change in equity before non-controlling interests	(417.3)
Change in equity before non-controlling interests (%)	(14.8)%

(1) This caption includes primarily a gain recorded directly in shareholders’ equity as a result of the corporate simplification of the Oi Group.

As at 30 September 2012, shareholders’ equity excluding non-controlling interests amounted to Euro 2,411 million, a decrease of Euro 417 million in 9M12. This decrease is primarily explained by: (1) the Euro 43.5 cents dividend per share paid in May 2012 (Euro 372 million), corresponding to the second instalment of the 2011 fiscal year dividend (Euro 65 cents per share), following the interim dividend payment of Euro 21.5 cents per share paid in January 2012, and (2) negative foreign currency translation adjustments (Euro 274 million), mainly related to the impact of the depreciation of the Brazilian Real against the Euro. These effects were partially offset by the net income generated in the period of Euro 189 million and a gain recorded directly in shareholders’ equity in connection with Oi’s corporate simplification.

Consolidated Statement of Financial Position

Total assets decreased from Euro 23.2 billion as at 31 December 2011 to Euro 20.4 billion as at 30 September 2012, primarily reflecting: (1) the repayment of the Euro 1.3 billion Eurobond issued in March 2005; (2) the impact of the depreciation of the Brazilian Real against the Euro (Euro 0.9 billion); (3) the dividends paid by PT to its shareholders (Euro 0.6 billion), corresponding to the 2011 fiscal year dividend of 65 cents per share, and (4) the amounts paid by Oi to non-controlling shareholders in connection with the completion of its corporate simplification process (Euro 0.3 billion). Total liabilities decreased from Euro 19.4 billion to Euro 17.4 billion, reflecting primarily the repayment of the March 2005 Eurobond (Euro 1.3 billion) and the impact of the depreciation of the Brazilian Real against the Euro (Euro 0.6 billion).

Consolidated statement of financial position	Euro million

		31 December 2011
	30 September 2012	restated
Cash and equivalents	3,487.4	5,668.1
Accounts receivable, net	1,873.5	1,936.3
Inventories, net	165.0	133.5
Judicial Deposits	1,167.0	1,084.1
Financial investments	683.0	556.3
Intangible assets, net	5,174.3	5,629.8
Tangible assets, net	6,003.7	6,228.6
Accrued post retirement asset	13.8	13.6
Other assets	496.8	579.5
Deferred tax assets and prepaid expenses	1,353.6	1,346.5
Total assets	20,418.2	23,176.4
Accounts payable	1,247.3	1,446.2
Gross debt	11,252.0	12,281.0
Accrued post retirement liability	901.1	1,004.1
Other liabilities	2,783.5	3,337.9
Deferred tax liabilities and deferred income	1,243.7	1,365.1
Total liabilities	17,427.7	19,434.2
Equity before non-controlling interests	2,410.8	2,828.1
Non-controlling interests	579.8	914.1
Total shareholders’ equity	2,990.5	3,742.2
Total liabilities and shareholders’ equity	20,418.2	23,176.4

03

Operational Review

Portuguese Telecommunications Businesses

In 3Q12, the Portuguese telecommunications businesses continued to show customer growth, with the fixed retail customers growing by 6.3% y.o.y to 5,007 thousand (net additions reached 67 thousand), while mobile customers were up by 0.4% y.o.y to 7,386 thousand (5 thousand net adds with postpaid reaching 7 thousand net additions and prepaid with 2 thousand net losses).

Portuguese operating data

	3Q12	3Q11	y.o.y		9M12	9M11	y.o.y
Fixed retail accesses (‘000)	5,007	4,709	6.3%		5,007	4,709	6.3%
PSTN/ISDN	2,610	2,662	(2.0)%		2,610	2,662	(2.0)%
Broadband customers	1,200	1,072	11.9%		1,200	1,072	11.9%
Pay-TV customers	1,198	974	22.9%		1,198	974	22.9%
Mobile Customers (‘000)	7,386	7,354	0.4%		7,386	7,354	0.4%
Postpaid	2,463	2,341	5.2%		2,463	2,341	5.2%
Prepaid	4,922	5,013	(1.8)%		4,922	5,013	(1.8)%
Net additions (‘000)
Fixed retail accesses	67	77	(12.9)%		212	182	16.3%
PSTN/ISDN	(5)	(10)	50.9%		(38)	(33)	(14.5)%
Broadband customers	31	32	(3.3)%		94	71	32.9%
Pay-TV customers	41	55	(25.5)%		156	145	7.7%
Mobile Customers	5	20	(73.9)%		(58)	(65)	10.8%
Postpaid	7	23	(69.9)%		86	51	69.0%
Prepaid	(2)	(3)	42.6%		(144)	(116)	(24.2)%
Data as % of mobile service revenues (%)	32.8	28.9	3.9	pp	32.1	27.7	4.4	pp

Growth of fixed retail customers was underpinned by a solid performance of Meo, PT’s pay-TV service, anchored on the back of a very differentiated value proposition. This leverages on a non-linear pay-TV service offering, a seamless multiscreen experience with live TV channels, video on demand, games and music on demand available on multiple devices.

In 3Q12, pay-TV customers were up by 22.9% y.o.y to 1,198 thousand, a resilient performance representing net additions of 41 thousand in 3Q12 and 156 thousand in 9M12. This steady customer growth confirms the continued success and the attractiveness of Meo in the Portuguese market. This performance of pay-TV underpinned a solid growth of fixed broadband customers, which were up by 11.9% y.o.y to 1,200 thousand (31 thousand net adds in 3Q12 and 94 thousand in 9M12). PT’s triple-play customers (voice, broadband and pay-TV) grew by 27.7% y.o.y, having reached 802 thousand in 3Q12 (36 thousand net adds in the quarter).

Mobile customers benefited from the performance of postpaid customers, which grew by 5.2% y.o.y (7 thousand net adds in 3Q12) benefiting from the growth of the “unlimited” tariff plans. The “e nunca mais acaba” tariff plans, which reached 973 thousand customers in 3Q12, as well as the new “Moche” tariff plans (+8.4% y.o.y in 3Q12 to 1,360 thousand customers), also continued to show solid growth trends. Mobile broadband customers increased by 21 thousand customers in 3Q12 to 914 thousand (+15.8% y.o.y) reflecting the attractiveness and success of TMN’s broadband offers and the extensive coverage of PT’s 3G and 4G LTE networks.

Residential

Residential retail accesses or retail revenue generating units (RGUs) increased by 9.6% y.o.y, reaching 3,791 thousand, with pay-TV and broadband accesses already accounting for 55.6% of total residential retail accesses as at 30 September 2012 (+3.9pp y.o.y). In 3Q12, retail net additions reached 77 thousand, as a result of: (1) growth of the pay-TV service, which accounted for 37 thousand net additions; (2) 29 thousand net adds of fixed residential broadband, reflecting the continued growth in triple-play and double-play bundles, and (3) 11 thousand net adds of residential fixed voice customers (PSTN/ISDN lines), also reflecting the positive impact of the triple-play offers and notwithstanding aggressive commercial offers by the main competitor. As at the end of September 2012: (1) pay-TV residential customers reached 1,114 thousand (up by 22.5% y.o.y); (2) fixed residential broadband customer base grew by 13.1% y.o.y to 994 thousand, and (3) residential fixed voice customers stood at 1,683 lines, up by 0.7% y.o.y.

In 3Q12, PT’s residential customer segment continued to show growth in unique customers, which reached 1,878 thousand (+0.9% y.o.y) with 14 thousand net adds in the quarter. Residential revenue generating units per unique customer stood at 2.0, up by 8.6% y.o.y reflecting the continued success of Meo’s triple-play offer. As a result of this success, residential ARPU was up by 2.8% y.o.y to Euro 31.8 in 3Q12. This performance is noteworthy as it was achieved against a backdrop of: (1) a challenging economic environment, which leads to some pressure on those services that are more exposed to the economic environment, such as premium and thematic channels, video on demand and other value added services, and (2) an aggressive commercial stance by certain competitors on voice promotions and low-end offers.

Residential operating data

	3Q12	3Q11	y.o.y		9M12	9M11	y.o.y
Fixed retail accesses (‘000)	3,791	3,460	9.6%		3,791	3,460	9.6%
PSTN/ISDN	1,683	1,671	0.7%		1,683	1,671	0.7%
Broadband customers	994	880	13.1%		994	880	13.1%
Pay-TV customers	1,114	909	22.5%		1,114	909	22.5%
Unique customers	1,878	1,862	0.9%		1,878	1,862	0.9%
Net additions (‘000)
Fixed retail accesses	77	81	(5.8)%		234	203	15.2%
PSTN/ISDN	11	(0)	n.m.		9	(2)	n.m.
Broadband customers	29	30	(4.7)%		84	70	18.8%
Pay-TV customers	37	51	(27.7)%		141	135	4.9%
ARPU (Euro)	31.8	30.9	2.8%		31.7	30.7	3.0%
Non-voice revenues as % of revenues (%)	63.6	58.5	5.0	pp	63.1	57.8	5.3	pp

The solid growth of residential customers is clearly supported by the success of Meo, PT’s innovative pay-TV service that has already moved towards a seamless multiscreen experience, with live TV channels, games, music and video-on-demand on all screens. Meo delivers a highly differentiated content proposition, with more than 150 TV channels, including exclusive content, HD and 3D channels. On 12 October 2012, Meo launched “A Bola TV” in partnership with “Jornal a Bola”, a leading daily sports newspaper. This comprehensive and diverse sports information channel, which is exclusive on Meo, is available in the basic package and is aimed at strenghtening Meo’s content offering. The channel “A Bola TV” is available on multiscreens, including not only the TV, but also the PC, smartphone and tablet through the Meo GO! service. Following this strategy, on 15 October 2012, Meo launched “TVI Ficção”, an entertainment channel produced by “TVI”, the leading free-to-air portuguese channel, featuring local fiction from the well established TVI production house. “TVI Ficção” is also available in the basic package. Meo will continue to innovate and a new exclusive channel will be added to its grid, “Correio da Manhã

TV”, in partnership with Cofina, the owner of several newspapers and magazines in Portugal, including the most widely read newspaper in Portugal, “Correio da Manhã”.

Meo’s content offering also includes thousands of VoD titles and its content offering is enriched with interactivity over anchor programmes (e.g. Idols, Secret Story, Biggest Looser).

Meo also offers a marketplace of advanced interactive applications, available through the “blue button” on the Meo remote control and covering multiple categories, such as: (1) News, including a personalised newscast app, developed in partnership with RTP; and the Sapo Kiosk application featuring the daily covers of all local and several international newspapers and magazines; (2) Sports, including a football app, a surf app, and specific sports channel applications such as the BenficaTV app and the SportTV app; (3) Music, including MusicBox, a multiscreen music streaming service; Meo Radios, a radio streaming service and Meo Karaoke, an application that offers Meo customers the possibility to subscribe and sing a wide catalogue of local and international hits; (4) Kids, including an all encompassing childrens portal where kids can access channels, VoD content, music clips, karaoke, games and tailored educational content; (5) Convenience, including apps for weather, traffic, pharmacies and several others, and (6) Personal content, including the online photo storage app.

Meo continued to innovate by launching Sapo Voucher app, the first interactive TV app allowing financial transactions and TV advertisement interaction. Meo also launched Twitter on TV, which can be accessed through the “blue button” on the Meo remote control, allowing Meo customers to tweet while watching TV shows.

Under a clear and strong strategy for content differentiation through interactivity, that Meo has been pursuing, it launched a new interactive application over one of the most successful youth TV series in Portugal, “Morangos com Açucar”, developed in partnership with TVI, the leading free-to-air portuguese channel. This application, besides giving access to much exclusive and backstage content, also gives fans the possibility to preview episodes for Euro 0.90. In July 2012, Meo also announced the transformation of the most watched local pay-TV channel — SIC Notícias. As a result of a profound content and technological partnership between PT and Impresa (a large media group in Portugal, owning several print publications and SIC free-to-air channel as well as several SIC pay-TV channels), Meo will be launching in 4Q12 a transformed SIC Notícias whereby the channel will re-emerge as a completely interactive channel — an exclusive experience for Meo customers. These apps will be made available on multiscreens, including the TV, PC, tablet and smartphone.

Operating revenues in the Residential customer segment reached Euro 179 million in 3Q12, up by 4.1% y.o.y, showing a resilient performance. Service revenues were up by 4.3% y.o.y to Euro 176 million. This solid growth was achieved on the back of the continued strong performance of Meo triple-play offer (voice, broadband and pay-TV) and benefiting from a relentless effort to transform PT’s residential service offering from a fixed telephone legacy to a triple-play offering. Meo offer is highly differentiated, more competitive and also more resilient to unfavourable economic conditions. As a result of this success, the weight of non-voice services in Residential stood at 63.6% in 3Q12 (+5.0pp y.o.y) and the weight of flat revenues stood at 87.0% (+2.0pp y.o.y).

Personal

Mobile Personal customers, including voice and broadband customers, declined by 1.1% y.o.y in 3Q12 as a result of 126 thousand net disconnections in 9M12. In 3Q12, net adds were positive 9 thousand, having reflected the increase in postpaid customers (+9 thousand net adds) and no customer loss in prepaid. TMN continued to show a solid performance in postpaid customers, leveraging on the commercial success of the “Unlimited” tariff plans and on the continued growth of mobile broadband customers. The strong performance of “e nunca mais acaba” tariff plans and the new positioning of “Moche” tariff plans continued to benefit prepaid customers performance. The flat-fee tariff plans already represented 22.1% of mobile Personal customer base by the end of September 2012, an increase of 3.5pp y.o.y.

Personal operating data

	3Q12	3Q11	y.o.y		9M12	9M11	y.o.y
Mobile Customers (‘000)	5,806	5,872	(1.1)%		5,806	5,872	(1.1)%
Postpaid	1,082	1,054	2.7%		1,082	1,054	2.7%
Prepaid	4,724	4,819	(2.0)%		4,724	4,819	(2.0)%
Net additions (‘000)	9	13	(28.5)%		(126)	(91)	(39.1)%
Postpaid	9	13	(31.3)%		19	32	(42.8)%
Prepaid	(0)	(1)	69.6%		(145)	(123)	(17.6)%
MOU (minutes)	98	91	7.6%		94	88	6.7%
ARPU (Euro)	8.9	10.2	(12.1)%		8.8	9.8	(10.0)%
Customer	8.3	9.2	(10.1)%		8.1	8.8	(8.3)%
Interconnection	0.6	0.9	(31.9)%		0.7	1.0	(25.8)%
SARC (Euro)	29.1	27.8	4.7%		28.7	27.2	5.5%
Data as % of service revenues (%)	33.0	30.6	2.3	pp	32.9	30.9	2.0	pp

PT’s strategy for the Personal customer segment is anchored on mobile data offers based on high quality network offering, best in class coverage and high capacity to meet customer demand for increasingly higher bandwidth and provide the best quality of service in the market. TMN’s commercial offers include: (1) voice and data tariff plans designed to integrate seamlessly unlimited voice and data plans, targeted at the high value postpaid segments and, in the prepaid segment, to prevent migration to the low value tariff plans by offering additional voice and data services; (2) distinctive smartphone offering leveraging on a comprehensive portfolio of circa 30 smartphones, including exclusive handsets, and on innovative value added and convergent services to use on-the-go (mobile TV, music on demand, social network aggregator), and (3) mobile broadband competitive offers of up to 150Mbps speed, on 4G LTE, and offering free access to PT’s leading national Wi-Fi network. PT’s Wi-Fi strategy includes automatic subscriber authentication based on SIM Card (EAP-SIM), over-the-air or standard terminal configuration and automatic 3G / 4G LTE offload to Wi-Fi whenever the device is within Wi-Fi coverage. As such, Wi-Fi clearly complements 3G and 4G LTE for data coverage, thus increasing customer mobility and satisfaction and ultimately its loyalty.

On March 2012, PT unveiled its 4G LTE strategy, by launching a mobile broadband offer that structurally changes the market. Currently, PT’s 4G LTE offering allows: (1) speeds of up to 150Mbps; (2) access to live TV channels, through Meo GO!, and to music streaming service, through MusicBox, and (3) to share traffic among various devices, including the PC, through a wireless dongle, the tablet and the smartphone. As at launch, PT’s 4G LTE service was available to 20% of the Portuguese population and this coverage was enlarged to 80% of the population by April 2012, when the 800MHz spectrum was made available. This coverage will be increased further to 90% of the population by the end of 2012. PT is marketing its 4G LTE mobile broadband services through the TMN 4G and Meo 4G brands, aiming at leveraging on the various attributes and strengths of each brand. The commercial offers have speeds from 50Mbps to 150Mbps and monthly retail prices that start at Euro 49.99, with a 50% discount for early adopters during a 24 month period, and include the MusicBox service for free. TMN 4G or Meo 4G customers that are also Meo customers have free access to 50 live TV channels through the Meo GO! service. Otherwise the Meo GO! service has a retail price of Euro 7.99 per month.

In 3Q12, customer revenue in the Personal segment declined by 11.2% y.o.y to Euro 144 million. Challenging and deteriorating economic conditions, which lead to lower consumer confidence, impacted the performance of the personal segment as consumer mobile is clearly exposed to economic trends. Additionally, continuous pricing aggressiveness both in voice and wireless broadband continue to place retail tariffs and customer ARPU under pressure. Customer revenues also reflected lower revenues derived from mobile broadband services against a backdrop of high popularity of fixed broadband, price competition and migration to lower tariff plans, notwithstanding the strong growth of “internetnotelemóvel” revenues leveraged on the increased penetration of smartphones. The acceleration in the decline of interconnection revenues (-32.8% y.o.y to Euro 11 million in 3Q12) also contributed to a total service revenues decline of 13.2% y.o.y in 3Q12. In effect, MTRs declined to Euro 2.77 cents as from 7 May 2012, to Euro 2.27 cents as from 30 June 2012 and to Euro 1.77 cents as from 30 September. MTRs will continue to impact interconnection revenues, as from 31 December 2012 MTRs will decline to Euro 1.27 cents. ARPU of the personal segment stood at Euro 8.9 (-12.1% y.o.y) and customer ARPU stood at Euro 8.3 (-10.1% y.o.y). The weight of non-voice revenues in service revenues stood at 33.0% in 3Q12 (+2.3pp y.o.y), reflecting the solid performance of data packages “internetnotelemovel”.

Enterprise

The Enterprise customer segment includes mobile and fixed, voice and data and IT convergent and integrated offers provided to large corporates and to small and medium size businesses. In this customer segment, PT aims at growing its revenue base beyond connectivity by seizing the ICT opportunity on the back of cutting-edge solutions for companies and future-proof data centre investments to meet demand for high bandwidth services and virtualisation.

The value proposition for corporate customers is anchored on the following pillars: (1) maximise value from traditional telecommunication services by up selling additional services, including fixed-mobile convergence on FTTH to push for VPN, LAN management and video services; (2) IT transformation accelerated by cloud computing, where PT aims at leveraging on partnerships with key suppliers to enable business process transformation and significant cost reductions to the enterprise customers; (3) leverage on specialisation to seize gains from scale, including focus on outsourcing and BPO to improve productivity, and (4) introduce a business consulting approach in order to extend the services provided to corporations to video, multiscreen and highly differentiated convergent services.

In the SME customer segment, PT aims at integrating its service offerings, including bundling fixed and mobile and voice and data offers with access to subsidised equipment (PCs, PBX, smartphones and tablets), while at the same time making available vertical solutions to specific sectors (ex: restaurants and coffee-shops, retail, healthcare).

During 9M12, PT also continued to invest significantly on its cloud computing offering both for corporates and SMEs, making now available structured offers, branded SmartcloudPT, that include infrastructure as a service (IaaS), platform as a service (PaaS) and software as a service (SaaS).

In 3Q12, fixed retail customers of the enterprise segment stood at 1,024 thousand, having declined 9 thousand during the quarter. This performance reflected mainly 15 thousand net disconnections of fixed lines, which result from: (1) migration of large corporates from classic PSTN/ISDN services to VoIP services, which require less lines per customer; (2) the level of insolvencies going up in the SME segment, and (3) fixed-to-mobile migration. Broadband and pay-TV net additions increased slightly as a result of upselling additional services to small and medium businesses.

Enterprise operating data

	3Q12	3Q11	y.o.y		9M12	9M11	y.o.y
Fixed retail accesses (‘000)	1,024	1,096	(6.6)%		1,024	1,096	(6.6)%
PSTN/ISDN	738	841	(12.3)%		738	841	(12.3)%
Broadband customers	203	191	6.5%		203	191	6.5%
Pay-TV customers	82	64	29.6%		82	64	29.6%
Retail RGU per access	1.39	1.30	6.5%		1.39	1.30	6.5%
Mobile Customers (‘000)	1,516	1,416	7.1%		1,516	1,416	7.1%
Net additions (‘000)
Fixed retail accesses	(9)	(6)	(54.4)%		(63)	(21)	(202.9)%
PSTN/ISDN	(15)	(12)	(33.1)%		(88)	(31)	(182.8)%
Broadband customers	2	2	19.3%		10	0	n.m.
Pay-TV customers	4	4	5.6%		14	10	45.7%
Mobile Customers	(4)	8	(151.3)%		71	26	173.6%
ARPU (Euro)	23.1	25.5	(9.6)%		23.9	26.3	(8.8)%
Non-voice revenues as % of revenues (%)	51.1	46.4	4.7	pp	49.0	46.1	2.9	pp

Operating revenues of the Enterprise customer segment declined by 8.4% y.o.y to Euro 218 million in 3Q12, showing some sequential improvement from 2Q12 and 1Q12. The revenue performance in the enterprise segment is also being penalised by the economic environment: (1) public administration strong cost cut initiatives and significant reduction in investments in new projects; (2) large corporate cost reduction initiatives, and (3) small and medium businesses, which were still showing some resilience in 2011, are now more penalised by the economic and financing context. Notwithstanding the economic backdrop, PT maintained a solid leadership both in large corporates and in small and medium size businesses, anchored on its distinctive products and services to both market segments as referred to above. In effect, in 2012 PT won significant projects and customers, which should translate in revenue performance already in 4Q12 and in 2013. In 3Q12, non-voice services represented 51.1% of Enterprise retail revenues, up by 4.7pp y.o.y.

Consolidated financial performance in Portugal

In 3Q12, revenues from Portuguese telecommunications businesses declined by Euro 49 million (-6.7% y.o.y) to Euro 682 million. This performance reflected the revenue decline at the Personal and Enterprise customer segments (Euro 22 million and Euro 20 million, respectively), against challenging and deteriorating economic conditions, and lower revenues from the directories business (Euro 3 million), that more than compensated the 4.1% y.o.y increase in the Residential customer segment (Euro 7 million). In 3Q12, revenues in Portugal were also penalised by adverse regulation movements, including lower MTRs (Euro 7 million) and roaming (Euro 1 million). Excluding regulation effects, revenues would have decreased by 5.4% y.o.y in 3Q12, which compares to 5.5% y.o.y in 2Q12.

Against revenue pressure in the Portuguese telecommunications businesses, the measures implemented to control costs and the transformation initiatives that are taking place are allowing PT to reduce costs and maintain solid margin performance.

03 Operational Review

Portuguese telecommunications businesses financial information	Euro million

	3Q12	3Q11	y.o.y		9M12	9M11	y.o.y
Operating revenues	681.8	731.0	(6.7)%		2,040.2	2,173.6	(6.1)%
Residential	178.6	171.5	4.1%		534.0	510.5	4.6%
Service revenues	175.8	168.5	4.3%		523.7	502.0	4.3%
Sales and other revenues	2.7	3.0	(8.0)%		10.3	8.4	21.9%
Personal	177.6	199.9	(11.2)%		517.2	574.8	(10.0)%
Service revenues	155.3	178.9	(13.2)%		463.6	520.1	(10.9)%
Customer revenues	144.0	162.2	(11.2)%		425.3	468.0	(9.1)%
Interconnection revenues	11.2	16.7	(32.8)%		38.3	52.1	(26.5)%
Sales and other	22.3	21.0	6.1%		53.7	54.7	(1.9)%
Enterprise	218.4	238.3	(8.4)%		670.6	737.0	(9.0)%
Wholesale, other and eliminations	107.3	121.3	(11.6)%		318.3	351.3	(9.4)%
Operating costs	380.9	401.1	(5.0)%		1,124.3	1,180.7	(4.8)%
Wages and salaries	61.9	63.9	(3.1)%		182.6	189.5	(3.7)%
Direct costs	115.3	120.0	(3.9)%		341.6	358.6	(4.7)%
Commercial costs	75.1	80.5	(6.8)%		217.5	224.1	(2.9)%
Other operating costs	128.6	136.7	(5.9)%		382.6	408.5	(6.4)%
EBITDA (1)	300.9	329.9	(8.8)%		916.0	992.9	(7.7)%
Post retirement benefits	12.6	12.5	0.6%		38.8	37.3	4.0%
Depreciation and amortisation	175.2	168.2	4.2%		510.5	519.7	(1.8)%
Income from operations (2)	113.0	149.2	(24.2)%		366.7	435.9	(15.9)%
EBITDA margin	44.1%	45.1%	(1.0	)pp	44.9%	45.7%	(0.8	)pp
Capex	132.1	149.6	(11.7)%		370.4	400.5	(7.5)%
Capex as % of revenues	19.4%	20.5%	(1.1	)pp	18.2%	18.4%	(0.3	)pp
EBITDA minus Capex	168.8	180.3	(6.4)%		545.5	592.4	(7.9)%

(1) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (2) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

In 3Q12, operating costs excluding D&A and PRBs declined by 5.0% y.o.y (Euro 20 million) to Euro 381 million. Wages and salaries declined by 3.1% y.o.y (Euro 2 million) to Euro 62 million, as a result of lower variable and overtime remunerations and higher efficiency levels in certain internal processes. Direct costs were down by 3.9% y.o.y (Euro 5 million) to Euro 115 million in 3Q12, reflecting mainly: (1) lower traffic costs at TMN, following the impact of the regulated MTR cuts and lower roaming interconnection costs (Euro 5.5 million); (2) lower costs associated with the directories business (Euro 2 million); (3) higher costs associated with IT / IS solutions and outsourcing as a result of increased weight of these services (Euro 2 million), and (4) higher costs associated with higher international traffic. In 3Q12, notwithstanding continued customer growth, programming costs were broadly flat (+1.3% y.o.y to Euro 30 million), while programming costs per customer declined by 18.5% y.o.y. Commercial costs decreased by 6.8% y.o.y (Euro 5 million) to Euro 75 million in 3Q12, reflecting lower commissions and also lower marketing and publicity, which more than compensated the growth in cost of goods sold due to higher sales of smartphones with higher subsidies associated. This good performance of commercial costs, achieved against a backdrop of continued customer growth, also reflects lower churn. This is particularly observed in TV customers, as not only the FTTH has lower churn than ADSL and satellite, but also churn has been coming down across all technologies. Other operating expenses decreased by 5.9% y.o.y in 3Q12 to Euro 129 million, explained by lower maintenance and repairs, following the rollout of PT’s FTTH network, and lower support services. Structural costs benefits of the FTTH and 4G LTE networks and the extensive field force transformation programme continue to be visible with improved quality of service and lower cost structure.

In 3Q12, EBITDA in Portugal stood at Euro 301 million (-8.8% y.o.y) with a margin of 44.1% (-1.0pp y.o.y). EBITDA performance reflected primarily the decline in service revenues (Euro 54 million), which have a higher operating leverage. In effect, service revenues less direct costs declined by Euro 50 million, while EBITDA only declined by Euro 29 million as a result of lower operating expenses.

In 3Q12, capex decreased by 11.7% y.o.y to Euro 132 million. Customer related capex stood at Euro 43 million (-12.3% y.o.y), representing 33% of total capex in Portugal. The decline in customer capex reflects: (1) lower unitary equipment costs; (2) lower net adds, and (3) lower churn across the pay-TV and broadband services. Infrastructure capex was down by 20.7% y.o.y to Euro 66 million, explained by the strong investments made during the last years, namely in the 2008-2011 period, in the deployment of the FTTH network, in the modernisation of the 2G network already 4G LTE-enabled, and the reinforcement of 3G and 3.5G networks in terms of coverage and capacity, leading now to a decrease in technology capex, notwithstanding the investments in the deployment of the 4G LTE network. EBITDA minus capex in 3Q12 decreased by 6.4% y.o.y to Euro 169 million. Going forward, and particularly in 2012, PT’s Portuguese telecommunications businesses capex will tend do decline double digit as PT’s FTTH rollout will be concluded and notwithstanding the full rollout of PT’s 4G LTE networks in 2012 and the investment in the data centre. Capex in the Portuguese telecommunications businesses should decline by circa Euro 100 million in 2012, when compared to 2011.

International Businesses

Oi

Oi has reorganised its business units in order to move its focus from product to customer segments, having defined three main customer segments and priorities: (1) residential: aiming at leveraging the largest residential customer base in Brazil; (2) personal mobility: aimed at improving the competitiveness to improve market share, and (3) corporate and SMEs: focused on maintaining the leadership position in the segment and penetrate new markets. As part of Oi’s reorganisation, the company is also implementing a more aggressive commercial strategy, implementing regional commercial structures, restructuring its distribution network and stepping up investments in network, technology and innovation.

In 3Q12, Oi’s revenue generating units (RGUs) stood at 73,265 thousand, up by 9.2% y.o.y, including: (1) 18,189 thousand residential RGUs (+1.7% y.o.y); (2) 45,568 thousand personal mobile customers, which grew by 11.7% y.o.y, and (3) 8,782 thousand enterprises RGUs, up by 15.6% y.o.y.

In 3Q12, in the residential segment, Oi showed a continued deceleration in the trend of line loss and an aceleration of broadband and pay-TV growth, which contributed to confirm the turnaround of the historical wireline trends, underpinned by the strengthening of convergent offers and increased broadband speeds, which bolster the loyalty of wireline customers, leading to residential ARPU growth. It is worth highlighting the launch of the fibre project, which involved the commercial deployment of a FTTH broadband pilot. In antecipation of the roll-out of the IPTV and triple-play offering on the fibre network, scheduled to take place in December 2012, Oi is now selling broadband speeds of 100Mb and 200Mb.

Oi operating data

	3Q12	3Q11	y.o.y
Residential RGUs (‘000)	18,189	17,881	1.7%
Fixed lines	12,610	13,277	(5.0)%
Fixed broadband	4,975	4,258	16.8%
Pay-TV	604	345	75.1%
ARPU (R$)	65.8	65.0	1.2%
Personal Mobility RGUs (‘000)	45,568	40,798	11.7%
Prepaid customers	39,483	35,657	10.7%
Postpaid customers + Oi controle	6,085	5,141	18.4%
Enterprises RGUs (‘000)	8,782	7,595	15.6%
Fixed lines	5,371	5,004	7.3%
Broadband	581	518	12.2%
Mobile	2,830	2,073	36.5%
Other (‘000)	726	797	(8.9)%
RGUs (‘000)	73,265	67,070	9.2%

In the residential segment, the focus remained on the strengthening of convergent offers to underpin operational performance. In fact, in 3Q12, Oi’s residential RGUs stood at 18,189 thousand, with 309 thousand net additions in the past twelve months, reversing the historical annual trend of net disconnections. In 3Q12, the volume of disconnections declined 45% when compared to 3Q11. Oi’s residential broadband customers reached 4,975 thousand in the quarter (+16.8% y.o.y and 3.5% q.o.q), due to both increased sales and lower churn. This performance is explained by: (1) the investments in coverage and quality of network; (2) the initiatives to protect customer base and speed upgrades; (3) the repositioning of broadband offering; (4) the new installation process, and (5) the strengthening of distribution channels. Network investments and system upgrades are allowing continued increases in average speed, bringing the average internet bandwidth to 3.0 Mbps in 3Q12. Additionally, 28.7% of residential broadband customers already have offers with speeds of more than 5 Mbps, as compared to 26.5% in 2Q12, of which approximately 50% have already speeds higher than 10 Mbps. Oi’s residential TV customers reached 604 thousand, up by 75.1% y.o.y and 24.0% q.o.q, with 117 thousand net additions as compared to 91 thousand net additions in 2Q12 and 13 thousand net disconnections in 3Q11. In July 2012, Oi launched its quadruple-play offer through Oi TV HD, aiming to expand access to HD technology. Oi launched Oi TV Mais HD, the most comprehensive entry package on the market, with 56 paid channels (11 HD), for R$ 39.90 (for the first three months, after which the price increases to R$ 69.90) for Oi Velox or Oi Conta Total customers. The launch of Oi TV HD marks the end of HD offerings only available in packages for the premium segment.

Oi’s mobile customers stood at 48,398 thousand (+12.9% y.o.y), with net additions of 604 thousand in 3Q12 and gross additions of 6,390 thousand. In the Personal Mobility segment, Oi’s mobile customers stood at 45,568 (+11.7% y.o.y) with net additions of 370 thousand and gross additions of 5.9 million in 3Q12. In the quarter, Oi continued to focus on postpaid growth and increasing prepaid profitability. Postpaid customers increased by 18.4% y.o.y, reaching 6,085 thousand customers in 3Q12, with net additions of 294 thousand. This performance is mainly explained by both increased sales and lower churn and was achieved on the back of strenghtening Oi’s offering with the launching of new plans. These plans include: (1) voice; (2) unlimited Oi Wi-Fi; (3) special services, and (4) discounts in data packages and SMS which are aimed at increasing customer retention. At the beginning of the year, loyalty plans accounted for nearly 20% of gross additions, while at end of September 2012 represented more than 90% of activations. Prepaid customers stood at 39,483 thousand in 3Q12, increasing by 10.7% y.o.y and representing 86.6% of Oi’s Personal Mobility customer base (-0.6pp q.o.q and -0.8 y.o.y). This performance was underpinned by the restructuring of Oi’s prepaid tariff plans that took place in 1Q12.

Oi’s enterprise customers stood at 8,782 thousand in 3Q12, increasing by 15.6% y.o.y, underpinned by wireline, mobile and data growth and the expansion of value added services portfolio. These initiatives are aligned with the strategy to increase its focus on this segment, leveraging on mobile penetration and strengthening its IT offering. For the large corporate segment, Oi presented Oi Smart Cloud internet portal which works as a virtual store for companies that want to obtain Infrastructure as a Service and to have more information on data centre products and infrastructure.

The initiatives in place to strengthen the distribution channels, such as the increase of own stores, changes in the commissions model and more training of sales agents, also contributed to underpin the operational performance in the last quarters accross all segments.

In 3Q12, Oi’s pro-forma consolidated net revenues, as prepared by Oi, increased by 1.5% y.o.y to R$ 7,041 million.

Oi pro-forma consolidated revenues (1)	R$ million, 100%

	3Q12	3Q11	y.o.y	9M12	9M11	y.o.y
Residential	2,490	2,588	(3.8)%	7,385	8,103	(8.9)%
Personal Mobility	2,305	2,083	10.7%	6,640	6,038	10.0%
Services	1,562	1,454	7.4%	4,596	4,247	8.2%
Network Usage	608	617	(1.5)%	1,750	1,770	(1.1)%
Sales of handsets, sim cards and others	135	11	n.m.	294	21	n.m.
Enterprises	2,134	2,103	1.5%	6,315	6,352	(0.6)%
Other services	112	167	(32.9)%	412	457	(9.8)%
Pro-forma consolidated net revenues	7,041	6,940	1.5%	20,752	20,949	(0.9)%

(1) The pro-forma data amount refers to the old TNL as if the takeovers had occurred on 1 January 2012. Oi’s earnings proportionally consolidated by PT differ from figures presented in the table above as they are adjusted in order to comply with PT’s accounting policies, estimates and criteria, including differences regarding the income statement format.

In 3Q12, Oi’s residential revenues declined by 3.8% y.o.y to R$ 2,490 million, showing a strong improvement when compared to previous quarters (2Q12: -7.6% y.o.y and 1Q12: -11.5% y.o.y), due to the positive contribution of revenue from broadband and pay-TV services coupled with a significant reduction in fixed line churn. This performance is explained by a more comprehensive offering, which, through converging offers, strengthens the loyalty of wireline customers, leading to residential ARPU growth (2% q.o.q).

In 3Q12, Oi’s personal mobility revenues stood at R$ 2,305 million, having increased by 10.7% y.o.y. Oi’s service revenues increased by 7.4% y.o.y to R$1,562 million, on the back of: (1) higher revenues from monthly fees due to postpaid customer growth; (2) increased traffic revenues underpinned by prepaid customer growth, and (3) higher revenues from 3G services.

Oi pro-forma income statement (1)	R$ million, 100%

	3Q12	3Q11	y.o.y		9M12	9M11	y.o.y
Pro-forma consolidated net revenues	7,041	6,940	1.5%		20,752	20,949	(0.9)%
Pro-forma operating costs	4,855	4,472	8.6%		14,413	14,021	2.8%
Interconnection	1,059	1,163	(8.9)%		3,288	3,494	(5.9)%
Personnel	483	459	5.2%		1,480	1,347	9.9%
Materials	51	58	(12.1)%		110	127	(13.4)%
Cost of goods sold	121	48	152.1%		335	148	126.4%
Third-Party Services	2,161	1,861	16.1%		6,035	5,435	11.0%
Marketing	108	99	9.1%		367	398	(7.8)%
Rent and Insurance	477	426	12.0%		1,376	1,215	13.3%
Provision for Bad Debts	75	163	(54.0)%		438	663	(33.9)%
Other Operating Expenses (Revenue), Net	320	195	64.1%		983	1,194	(17.7)%
Pro-forma EBITDA (2)	2,186	2,467	(11.4)%		6,338	6,928	(8.5)%
EBITDA margin	31.0%	35.6%	(4.6	)pp	30.5%	33.1%	(2.6	)pp

(1) The pro-forma data amount refers to the old TNL as if the takeovers had occurred on 1 January 2012. Oi’s earnings proportionally consolidated by PT differ from figures presented in the table above as they are adjusted in order to comply with PT’s accounting policies, estimates and criteria, including differences regarding the income statement format. (2) EBITDA = income from operations + depreciation and amortisation.

EBITDA, as reported by Oi, decreased by 11.4% y.o.y in 3Q12, to R$2,186 million, with a margin of 31.0%. In 3Q12, EBITDA performance reflected higher operating expenses (+8.6% y.o.y to R$ 4,855 million), as a result of an increase in: (1) third-party services (+16.1% y.o.y), mostly due to higher sales, increased content costs for pay-TV and higher expenses for logistics related to the new handset marketing strategy, and (2) cost of good solds (+152.1% y.o.y), explained by Oi’s return to the handset market, in line with its strategy to focus on the high-value segment. This performance was achieved notwithstanding a decrease in the provision for bad debt.

Other international assets

In 9M12, other international assets, on a pro-forma basis, increased their proportional revenues by 23.4% y.o.y to Euro 398 million and increased EBITDA by 22.9% y.o.y to Euro 193 million, as a result of a solid operational and financial performance by the majority of PT’s international assets, notwithstanding a high level of penetration in some markets and also by positive foreign exchange effects. In 3Q12, revenue and EBITDA of other international assets, on a pro-forma basis, grew by 25.4% and 30.0%, respectively.

Proportional financial information of other international assets (1)	Euro million

	3Q12	3Q11	y.o.y		9M12	9M11	y.o.y
Operating revenues	141.6	113.0	25.4%		397.9	322.3	23.4%
EBITDA (2)	71.8	55.2	30.0%		193.3	157.2	22.9%
Depreciation and amortisation	15.2	11.8	29.1%		42.6	34.5	23.3%
Income from operations (3)	56.6	43.5	30.2%		150.7	122.7	22.8%
EBITDA margin	50.7%	48.9%	1.8	pp	48.6%	48.8%	(0.2	)pp

(1) Pro-forma consolidation of other international assets using the percentage of ownership held by PT. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Highlights of main assets in Africa and Asia (9M12) (1)	Million (financials)

		Rev.		EBITDA				EBITDA
	Stake	local	y.o.y	local	y.o.y	Margin	Rev. Eur	Eur
Unitel, Angola (2) (4)	25.00%	1,462	13.7%	852	17.0%	58.3%	1,141	665
MTC, Namibia (3) (4)	34.00%	1,384	19.7%	668	13.1%	48.3%	134	65
CVT, Cape Verde (3) (4)	40.00%	6,461	0.0%	3,175	(1.4)%	49.1%	59	29
CST, S.Tomé & Principe (3) (4)	51.00%	217,830	1.7%	59,250	0.6%	27.2%	9	2
CTM, Macao (2)	28.00%	3,610	21.2%	1,024	3.2%	28.4%	353	100
Timor Telecom, East Timor (3)	41.12%	53	9.0%	30	15.6%	57.4%	41	24

(1) Figures account for 100% of the company. PT has management contracts in CVT, CST and Timor Telecom. (2) Equity consolidation method. (3) Full consolidation method. (4) These stakes are held by Africatel, which is 75% controlled by PT.

In 9M12, Unitel’s revenues and EBITDA, in USD, increased by 13.7% y.o.y to USD 1,462 million and by 17.0%  y.o.y and 852 USD million. In 9M12, Unitel posted strong operational and financial figures on the back of successful campaigns aimed at promoting voice usage and increasing penetration of mobile broadband. Unitel also launched several initiatives targeted at strengthening its distribution channels and improving the quality of its network.

In 9M12, MTC’s revenues and EBITDA increased by 19.7% y.o.y and by 13.1% y.o.y, reaching NAD 1,384 million and NAD 668 million, respectively. In 9M12, EBITDA margin was 48.3%. Data revenues accounted for 22.9% of service revenues, amongst the highest in the African continent. In 9M12, MTC focused its marketing efforts and commercial activity on: (1) launching 4G services; (2) developing campaigns aimed at promoting usage, and (3) boosting growth of broadband customers, under the brand Netman.

In 9M12, CVT’s revenues were flat at CVE 6,461 million, while EBITDA decreased by 1.4% y.o.y to CVE 3,175 million. EBITDA margin was 49.1%. Revenues and EBITDA were impacted by the implementation of the international accounting rule IFRIC12. Excluding these effects, revenues would have increased by 1.2% y.o.y, while EBITDA would have decreased by 1.2% y.o.y. In 9M12, both mobile and fixed revenues were positively impacted by data revenue growth. During 9M12, CVT launched: (1) new broadband offers based on 3G services; (2) innovative services such as Stika-m-saldo (airtime credit), and (3) several campaigns to stimulate data usage. Broadband and IPTV customers increased significantly, representing 31.1% and 12.6% of the wireline customer base, respectively, underpinning wireline customer growth (+1.4% y.o.y).

In 9M12, CST’s revenues and EBITDA increased by 1.7% and 0.6% y.o.y to STD 217,830 million and STD 59,250 million, respectively. EBITDA margin stood at 27.2%. In 9M12, CST launched its 3G service and aims at reaching 90% coverage by the end of 2012. In 9M12, São Tomé e Principe reached circa 72% of penetration of mobile services.

In 9M12, CTM’s revenues and EBITDA increased by 21.2% and 3.2% y.o.y to MOP 3,610 million and MOP 1,024 million, respectively. EBITDA margin was 28.4%. Revenue growth was driven by an increase in equipment sales. Data revenues represented 25.1% of mobile service revenues. In 9M12, CTM launched several marketing campaigns aimed at increasing penetration of smartphones and wireless broadband.

In 9M12, Timor Telecom’s revenues and EBITDA increased by 9.0.% y.o.y and by 15.6% y.o.y, to USD 53 million and USD 30 million, respectively, mainly as a result of the strong increase in customer base. EBITDA margin was 57.4%. At the end of September 2012, Timor Telecom reached 633 thousand mobile customers. Data revenues accounted for 17.6% of mobile service revenues. In 9M12, Timor Telecom launched new pricing plans with more competitive tariffs and several voice and data stimulation campaigns, with positive results on usage levels and revenue generation and also strengthened its distribution network.

04

Other Disclosures

Additional information

Please see additional information in the notes to our financial statements as at 30 September 2012.

Strategic Investment in Oi

On 28 March 2011, PT concluded its strategic investments in Telemar Norte Leste, S.A. (“Oi”) and Contax, S.A. (“Contax”) for a total consideration of R$8,437 million (Euro 3,728 million). These strategic investments were made in connection with the agreements entered into with the controlling shareholders of Telemar Participações, S.A., which controls Oi, and CTX Participações, S.A., which controls Contax. Under these agreements, PT shares the control of these companies and plays a key role in the strategic financial and operational policies and, consequently, the acquired investments are treated for accounting purposes as jointly controlled entities. Therefore and as allowed by IAS 31, PT proportionally consolidates the assets, liabilities and earnings of these companies, in line with the accounting policy applied in previous years. Additionally, the process of exchange of PT’s interest in Dedic/GPTI for an additional stake in Contax was completed on 1 July 2011. Oi is proportionally consolidated through the 25.6% direct and indirect stake that PT owns in Telemar Participações, which controls and fully consolidates Oi S.A.. Contax is proportionally consolidated through the 44.4% direct and indirect stake that PT owns in CTX Participações, which controls and fully consolidates Contax, which in turn fully consolidates Dedic/GPTI as from 1 July 2011. As such, PT’s financial statements include the proportional consolidation of the assets and liabilities of these investments as from 31 March 2011 and the related income statement as from 1 April 2011.

PT made the strategic investment in Oi and Contax through its wholly owned holding companies Bratel Brasil and PT Brasil, respectively, having acquired economic interests of 25.3% in Oi (Telemar Norte Leste) and 14.1% in Contax.  The economic interest in Contax was increased to 19.5% on 1 July 2011, following the exchange of PT’s interest in Dedic/GPTI for an additional stake in Contax, as referrred to above.

Following the approval of Oi’s corporate simplification by the general meetings of the companies constituting the Oi group held on 27 February 2012, the previous corporate structure composed by Tele Norte Leste Participações, Telemar Norte Leste and Brasil Telecom was integrated in Brasil Telecom, which was then renamed Oi S.A., and has only two share classes (common shares, ON, and preferred shares, PN). These shares are traded in the Bovespa and in the NYSE, through an ADR programme. As a result of the completion of this simplification process, PT’s direct and indirect economic position in Oi now stands at 23.3% (15.5% is held directly in Oi S.A., through ON and PN shares). Nevertheless, PT continues to proportionally consolidate Oi based on its 25.6% direct and indirect stake in Telemar Participações, which fully consolidates Oi.

Changes in accounting policies and estimates

Following the preliminary assessment of the fair value of the assets acquired and liabilities assumed in connection with the acquisition of the investments in Oi and Contax completed on 28 March 2011, the purchase price allocation of these business combinations recorded as at 31 December 2011 was subject to changes until the completion of the one year period from the acquisition date, as allowed by IFRS 3 Business Combinations. During the first quarter of 2012, we obtained the necessary information to conclude the final assessment of the fair value of the assets acquired and liabilities assumed under these business combinations and, as a result of the changes made to the purchase price allocation recorded as at 31 December 2011, PT’s Consolidated Statement of Financial Position as of that date was restated, in order to reflect those changes as if they had been recognised on the acquisition date.

In addition, following the initial recognition of the purchase price allocation of the investments in Oi and Contax in 4Q11, PT’s consolidated income statements for the first nine months and third quarter of 2011 were restated in order to reflect the amortisation of the intangible assets recorded in 4Q11 as if they had been recognised as at the acquisition date.

Please see additional information regarding the matters referred to above, including the detailed impacts of the restatements, in Note 2 to our financial statements as of 30 September 2012.

Forward looking statement / disclaimer

This release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not statements of historical fact, and reflect goals of the company’s management. The words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects” and “targets” and similar words are intended to identify these forward-looking statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company’s current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

05

Glossary

ARPU	Average Revenue per User. Monthly average recurrent service revenues per average number of users in the period, includes interconnection and roaming out revenues.

Capex	Capital expenditure. Investments in tangible and intangible assets.

Cash flow	The difference between cash inflows and cash outflows for a specific period.

Cloud services

Services delivering virtual and centralised IT/IS resources, that differentiate from traditional IT approach due to the availability through a network on “as a service” and on demand model, offering a pay as you use pricing to the customer. Cloud services usually include infrastructure (IaaS), software (SaaS) and plataforms (PaaS), and are growing to other portfolio areas like communication (CaaS) and security.

Curtailment costs	Work force reduction programme costs.

Diluted earnings per share	Earnings per share computed using net income excluding the costs associated with the convertible bonds divided by the diluted number of shares.

EBITDA	EBITDA = income from operations + PRBs + depreciation and amortisation.

EBITDA margin	EBITDA Margin = EBITDA / operating revenues.

EBITDA to net interest	EBITDA to net interest = EBITDA / net interest

Enterprises	Customer segment that includes all SOHOs, SMEs and corporate customers that subscribe wireline and wireless products and services. All figures are gross of intercompany eliminations.

Free cash flow

Free cash flow = operating cash flow +/- acquisitions/sales of financial investments +/- net interest paid – payments related with PRB – income taxes paid +/- dividends paid/received +/- other cash movements.

FTTH	Fibre-to-the-home. Next generation network that brings fibre to the customer premises.

GSM	Global System for Mobile. Internationally standardised digital radio network that allows both voice and data transmission.

HDTV	High Definition Television. Transmission of the television signal with a higher resolution than the traditional formats.

IAS/IFRS	International Accounting Standards/International Financial Reporting Standards. The new international accountancy standards introduced as of 1 January 2005.

Income from operations	Income from operations = income before financials and taxes + workforce reduction costs + losses (gains) on disposal of fixed assets + net other costs.

IP	Internet Protocol. Standard that specifies the exact format of packets of data as they are transmitted through an Internet network.

IPTV	Internet Protocol Television. Digital television service available over a fixed telephony line, through a broadband connection.

ISDN	Integrated Services Digital Network. Digital telecommunications network that allows simultaneous voice and data transmission over an access line.

ISP	Internet Service Provider. Company that provides access to the Internet.

MMS	Multimedia Message Service. Technology allowing for data such as text, tunes, pictures, photos and brief video sequences to be transmitted via mobile phone.

MOU	Minutes of Usage. Monthly average of outgoing and incoming traffic in minutes per average number of users in the period. Segmented MoU does not include interconnection minutes.

Net Debt	Net debt = short-term debt + medium and long-term debt - cash and equivalents

Net debt to EBITDA	Net debt to EBITDA = Net debt / EBITDA

NGAN	Next generation access network.

Non-voice revenues as % of revenues	Percentage of retail service revenues related to data, video or other non-voice services.

Operating cash flow	Operating cash flow = EBITDA - capex +/- change in working capital +/- non-cash provisions.

Personal	Customer segment that includes all consumer customers that subscribe to wireless products and services on an individual basis. All figures are gross of intercompany eliminations.

PRB	Post Retirement Benefits Costs.

PSTN	Public Switched Telephone Network. Traditional telephone system that runs through copper lines.

Residential	Customer segment that includes all consumer customers that subscribe to wireline products and services at home on an individual basis. All figures are gross of intercompany eliminations.

Retail RGU per access	Retail accesses per PSTN/ISDN line.

SARC	Subscriber Acquisition and Retention Cost. SARC = (70% of marketing and publicity costs + commissions + subsidies) / (gross additions + upgrades).

SMS	Short Message Service. Short text messages service for mobile handsets, allowing customers to send and receive alphanumerical messages.

Tribal plans	Flat-fee prepaid tariff plans offering unlimited traffic for customers using the same tariff plan

Triple-play Offer	Integrated offer of voice, television and Internet services.

VoD	Video-on-demand. System that allows users to select and watch videos.

Wholesale, Other and Eliminations

Customer segment that includes all the wireline and wireless wholesale business for, the other businesses (e.g. directories) and all intercompany eliminations that are related to the Portuguese telecommunications businesses.

3G

3Generation. Third generation is a generic term, covering several technologies for mobile networks (UMTS, W-CDMA and EDGE), that integrate mobile multimedia services and allows a higher data transmission rates than GSM technology.

4G

4Generation. Fourth generation is a generic term, covering technologies for mobile access network (LTE/LTE Advanced) with high spectral efficiency, high peak data rates, short round trip time and frequency flexibility allowing enhanced broadband and multimedia services.

Additional Information

This information is also available on PT’s IR website ir.telecom.pt and mobile website m.telecom.pt and on PT’s IR&CSR app for iPad and Android tablets.

Contacts

Luís Pacheco de Melo

Group Chief Financial Officer

luis.p.melo@telecom.pt

Bruno Saldanha

Chief Accounting Officer

bruno.m.saldanha@telecom.pt

Nuno Vieira

Investor Relations Officer

nuno.t.vieira@telecom.pt

Portugal Telecom

Avenida Fontes Pereira de Melo, 40

1069-300 Lisboa, Portugal

Tel.: +351 21 500 1701

Fax: +351 21 500 0800

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2012

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.